May 10, 2012

Jessica Reece

(617) 235-4636

Jessica.Reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brick Barrientos

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on the Preliminary Proxy Statement with respect to Allianz AGIC Growth Fund

Dear Mr. Barrientos:

On April 23, 2012, Allianz Funds (the “Trust”) filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) under the Securities Exchange Act of 1934 with respect to its series, Allianz AGIC Growth Fund (the “Fund”). On May 3, 2012 you provided us with the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement. Summaries of your comments and the Trust’s responses are set forth below. Capitalized terms used and not otherwise defined herein have the meanings ascribed in the Proxy Statement.

1.	Comment: Please clarify the description of Proposal 1 to reflect that the two components of Proposal 1 constitute a single proposal.

Response: We note that Section 15(a) of the Investment Company Act of 1940, as amended, would prohibit the appointment of RCM Capital Management LLC as the sub-adviser to the Fund, except pursuant to an agreement, such as the proposed Portfolio Management Agreement, that meets the requirements set out in such section. We would therefore conclude that it would not be meaningful or legally permissible to break apart the Proposal into two distinct proposals. The Registrant will, however, revise the definitive Proxy Statement to describe Proposal 1 in the following manner (which, the Registrant notes, conforms to how such Proposal was described in the proxy card filed with the preliminary Proxy Statement):

To approve RCM Capital Management LLC (“RCM”) as the new sub-adviser to the Fund and the terms of a Portfolio Management Agreement relating to the Fund between AGIFM and RCM (the “Proposed RCM Portfolio Management Agreement”)

2.	Comment: Please provide a fee table in the Proxy Statement comparing the fees paid pursuant to the Fund’s Current Portfolio Management Agreement and those fees that would be paid under the Proposed RCM Portfolio Management Agreement if it is approved by shareholders.

Response: The Registrant will provide a comparative fee table in the definitive Proxy Statement.

3.	Comment: Please add disclosure to the Proxy Statement describing what would occur if the Proposed New RCM Portfolio Management Agreement is not approved with respect to the Fund by shareholders.

Response: The Registrant will add the following disclosure to the definitive Proxy Statement regarding what steps the Board of Trustees of the Trust may take with respect to the Fund if the Proposed New RCM Portfolio Management Agreement is not approved by shareholders:

If the proposed changes to the Fund’s sub-advisory arrangements are not approved by shareholders as described in this Proxy Statement, AGI Capital will continue as the Fund’s sub-adviser and the Board will consider what further action, if any, is appropriate for the Fund.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Jessica Reece, Esq.

Jessica Reece, Esq.

cc:	Brian Shlissel
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Maureen Meredith, Esq.